UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

MEDIA/INVESTOR CONTACTS:

Daphne HuangWilliam J. Coote
VP, CFOAVP, Treasurer and Investor Relations

(914) 345-9001 (914) 345-9001

Daphne.Huang@taro.comWilliam.Coote@taro.com

TARO ACHIEVES GLOBAL RESOLUTION OF DOJ ANTITRUST INVESTIGATIONS

Hawthorne, N.Y. – July 23, 2020: Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that its wholly-owned subsidiary, Taro Pharmaceuticals U.S.A., Inc. (“Taro” or the “Company”), has resolved all cases involving the Company in connection with the multi-year investigations by the Department of Justice, Antitrust Division and Civil Division (“DOJ”) into the U.S. generic pharmaceutical industry.

Under a Deferred Prosecution Agreement reached with the DOJ, the DOJ will file an Information for conduct that took place between 2013 and 2015.  If the Company adheres to the terms of the agreement, including the payment of $205.7 million, the DOJ will dismiss the Information at the end of a three-year period.  The Company has also reached a framework understanding with the DOJ Civil Division, subject to final agreement and agency authorization, in which the Company has agreed to pay $213.3 million to resolve all claims related to federal healthcare programs.

The Company is discussing a separate Corporate Integrity Agreement with the Department of Health and Human Services, Office of Inspector General. This agreement will supplement Taro’s existing compliance programs, based upon established best practices and industry standards, as well as the Company’s global code of conduct.

“We are happy to have reached this global resolution with the DOJ,” said Uday Baldota, Taro’s CEO. “Taro is committed to the highest level of ethics and integrity and we will continue to fully cooperate with the government on its ongoing investigation into the generic pharmaceutical industry.”

About Taro

Taro is a science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro, please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the subject DOJ investigation. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Forward-looking statements are applicable only as of the date on which they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 23, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director